UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

VANTAGE ENERGY ACQUISITION CORP.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92211L 105
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON NGP Vantage Energy LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,720,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,720,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,720,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (3)
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1) The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-216129).

(2) Does not include 8,693,333 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.

(3) The percentage set forth in Row 11 of this Cover Page is based on the 69,000,000 shares of the Issuer’s common stock outstanding as of November 13, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017.

2

1	NAME OF REPORTING PERSON Roger J. Biemans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,720,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,720,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,720,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (3)
12	TYPE OF REPORTING PERSON IN

(1) The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-216129).

(2) Does not include 8,693,333 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.

(3) The percentage set forth in Row 11 of this Cover Page is based on the 69,000,000 shares of the Issuer’s common stock outstanding as of November 13, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017.

3

1	NAME OF REPORTING PERSON Scott A. Gieselman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,720,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,720,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,720,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (3)
12	TYPE OF REPORTING PERSON IN

(1) The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-216129).

(2) Does not include 8,693,333 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.

(3) The percentage set forth in Row 11 of this Cover Page is based on the 69,000,000 shares of the Issuer’s common stock outstanding as of November 13, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017.

4

1	NAME OF REPORTING PERSON Craig S. Glick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,720,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,720,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,720,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (3)
12	TYPE OF REPORTING PERSON IN

(1) The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-216129).

(2) Does not include 8,693,333 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.

(3) The percentage set forth in Row 11 of this Cover Page is based on the 69,000,000 shares of the Issuer’s common stock outstanding as of November 13, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017.

5

1	NAME OF REPORTING PERSON NGP XI US Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,720,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,720,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,720,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (3)
12	TYPE OF REPORTING PERSON PN (Limited Partnership)

(1) The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-216129).

(2) Does not include 8,693,333 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.

(3) The percentage set forth in Row 11 of this Cover Page is based on the 69,000,000 shares of the Issuer’s common stock outstanding as of November 13, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017.

6

1	NAME OF REPORTING PERSON NGP XI Holdings GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,720,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,720,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,720,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (3)
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1) The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-216129).

(2) Does not include 8,693,333 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.

(3) The percentage set forth in Row 11 of this Cover Page is based on the 69,000,000 shares of the Issuer’s common stock outstanding as of November 13, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017.

7

1	NAME OF REPORTING PERSON NGP Natural Resources XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,720,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,720,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,720,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (3)
12	TYPE OF REPORTING PERSON PN (Limited Partnership)

(1) The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-216129).

(2) Does not include 8,693,333 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.

(3) The percentage set forth in Row 11 of this Cover Page is based on the 69,000,000 shares of the Issuer’s common stock outstanding as of November 13, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017.

8

1	NAME OF REPORTING PERSON G.F.W. Energy XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,720,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,720,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,720,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (3)
12	TYPE OF REPORTING PERSON PN (Limited Partnership)

(1) The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-216129).

(2) Does not include 8,693,333 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.

(3) The percentage set forth in Row 11 of this Cover Page is based on the 69,000,000 shares of the Issuer’s common stock outstanding as of November 13, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017.

9

1	NAME OF REPORTING PERSON GFW XI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,720,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,720,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,720,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (3)
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1) The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-216129).

(2) Does not include 8,693,333 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.

(3) The percentage set forth in Row 11 of this Cover Page is based on the 69,000,000 shares of the Issuer’s common stock outstanding as of November 13, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017.

10

1	NAME OF REPORTING PERSON NGP Energy Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,720,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,720,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,720,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (3)
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1) The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-216129).

(2) Does not include 8,693,333 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.

(3) The percentage set forth in Row 11 of this Cover Page is based on the 69,000,000 shares of the Issuer’s common stock outstanding as of November 13, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017.

11

Item 1(a).	NAME OF ISSUER

Vantage Energy Acquisition Corp. (the “Issuer”)

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

5221 N. O’Connor Boulevard, 11th Floor, Irving, TX 75039

Item 2(a).	NAME OF PERSON FILING

This Schedule 13G is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

(i) NGP Vantage Energy LLC, a Delaware limited liability company;

(ii) Roger J. Biemans;

(iii) Scott A. Gieselman;

(iv) Craig S. Glick;

(v) NGP XI US Holdings, L.P., a Delaware limited partnership;

(vi) NGP XI Holdings GP, L.L.C., a Delaware limited liability company;

(vii) NGP Natural Resources XI, L.P., a Delaware limited partnership;

(viii) G.F.W. Energy XI, L.P., a Delaware limited partnership;

(ix) GFW XI, L.L.C., a Delaware limited liability company; and

(x) NGP Energy Capital Management, L.L.C., a Texas limited liability company.

NGP Vantage Energy LLC is the record holder of the shares reported herein. Messrs. Biemans, Gieselman and Glick are managers of NGP Vantage Energy LLC, and Mr. Biemans is also the Chief Executive Officer of NGP Vantage Energy LLC. In addition, NGP XI US Holdings, L.P. directly owns a majority of the limited liability company interests of NGP Vantage Energy LLC. NGP XI Holdings GP, L.L.C. is the sole general partner of NGP XI US Holdings, L.P., and NGP Natural Resources XI, L.P. is the sole member of NGP XI Holdings GP, L.L.C. G.F.W. Energy XI, L.P. is the sole general partner of NGP Natural Resources XI, L.P., and GFW XI, L.L.C. is the sole general partner of G.F.W. Energy XI, L.P. GFW XI, L.L.C. has delegated full power and authority to manage NGP XI US Holdings, L.P. to NGP Energy Capital Management, L.L.C.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons expressly declare that the filing of this schedule shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person, and such beneficial ownership is expressly disclaimed.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal business office of each of the Reporting Persons is 5221 N. O’Connor Boulevard, 11th Floor, Irving, TX 75039.

12

Item 2(c).	CITIZENSHIP

(i)  NGP Vantage Energy LLC – Delaware

(ii) Roger J. Biemans – United States

(iii) Scott A. Gieselman – United States

(iv) Craig S. Glick – United States

(v) NGP XI US Holdings, L.P. – Delaware

(vi) NGP XI Holdings GP, L.L.C. – Delaware

(vii) NGP Natural Resources XI, L.P. – Delaware

(viii) G.F.W. Energy XI, L.P. – Delaware

(ix) GFW XI, L.L.C. – Delaware

(x) NGP Energy Capital Management, L.L.C. – Texas

Item 2(d).	TITLE OF CLASS OF SECURITIES

Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”)

Item 2(e).	CUSIP NUMBER

The CUSIP number of the Class A Common Stock is 92211L 105.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4.	OWNERSHIP.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages used in this Schedule 13G are calculated based upon the 69,000,000 shares of the Issuer’s common stock outstanding as of November 13, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

13

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 12, 2018

NGP Vantage Energy LLC

/s/ Roger Biemans
Name: Roger Biemans
Title: Chief Executive Officer

Roger J. Biemans

/s/ Roger J. Biemans
Roger J. Biemans

Scott A. Gieselman

/s/ Scott A. Gieselman
Scott A. Gieselman

Craig S. Glick

/s/ Craig S. Glick
Craig S. Glick

NGP XI US HOLDINGS, L.P.

By: NGP XI Holdings GP, L.L.C., its general partner

/s/ Tony R. Weber
Name: Tony R. Weber
Title: Authorized Person

NGP XI HOLDINGS GP, L.L.C.

/s/ Tony R. Weber
Name: Tony R. Weber
Title: Authorized Person

14

NGP Natural Resources XI, L.P.

By: G.F.W. Energy XI, L.P., its general partner

By: GFW XI, L.L.C., its general partner

/s/ Tony R. Weber
Name: Tony R. Weber
Title: Authorized Person

G.F.W. Energy XI, L.P.

By: GFW XI, L.L.C., its general partner

/s/ Tony R. Weber
Name: Tony R. Weber
Title: Authorized Person

GFW XI, L.L.C.

/s/ Tony R. Weber
Name: Tony R. Weber
Title: Authorized Person

NGP Energy Capital Management, L.L.C.

/s/ Tony R. Weber
Name: Tony R. Weber
Title: Authorized Person

15